Exhibit 99.1

Golden Queen MINING MAILS AND FILES SPECIAL MEETING MATERIALS IN CONNECTION WITH PROPOSED PLAN OF ARRANGEMENT WITH FALCO RESOURCES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia - February 25, 2020 - Golden Queen Mining Consolidated Ltd. (NEX:GQM.H; OTCQB:GQMND) (the “Company” or “Golden Queen”) has filed and is mailing materials for the special meeting (the “Special Meeting”) of Golden Queen shareholders (the “Golden Queen Shareholders”) to be held in connection with the proposed plan of arrangement with Falco Resources Ltd. (“Falco”), as previously announced on February 11, 2020. Materials for the Special Meeting, including the management information circular, have now been filed at www.sedar.com and at www.sec.gov and are available on the Company’s website at www.goldenqueen.com.

The Arrangement

At the Special Meeting, Golden Queen Shareholders will be asked to consider and vote upon a proposed plan of arrangement (the “Arrangement”) between Golden Queen and Falco pursuant to which Falco will acquire all of the issued and outstanding common shares of Golden Queen (the “Golden Queen Shares”). Each Golden Queen Shareholder will be entitled to receive 1.18 Falco common shares (each whole share, a “Falco Share”) for each Golden Queen Share held. The Arrangement is an arm’s length transaction within the meaning of applicable securities laws. However, Bryan A. Coates is director of both Golden Queen and Falco. As such, the Arrangement is deemed a non-arm’s length transaction pursuant to the TSX Venture Exchange’s policies.

The disinterested members of the Golden Queen Board of Directors UNANIMOUSLY recommend that Golden Queen Shareholders vote IN FAVOUR of the proposed Arrangement

Your vote is important regardless of the number of shares you own. As a shareholder, it is very important that you read the management information circular and related materials with respect to the Special Meeting carefully and then vote your Golden Queen Shares. You are eligible to vote your Golden Queen Shares if you were a shareholder of record at the close of business on February 18, 2020. You may vote in person at the Special Meeting or by proxy.

Golden Queen Shareholder Meeting

The Special Meeting will be held on Tuesday, March 24, 2020 at 10:00 a.m. (PST), at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, where Golden Queen Shareholders will be asked to consider and vote on the Arrangement.

For further information, please contact:

Brenda Dayton

Senior Vice President, Corporate Affairs

Telephone: 604.417.7952

Email: bdayton@goldenqueen.com

Caution with Respect to Forward-Looking Statements: Except for statements of historical fact contained herein, the information in this press release includes certain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and US securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “expects”, “will”, “will continue to”, or similar terminology. Forward-looking statements include, but are not limited to, statements related to the timing and completion of the Arrangement, the ability of the Company to consummate the Arrangement on the terms of the Arrangement agreement, the receipt of necessary approvals including shareholder, court, stock exchange, regulatory and other third party approvals and the anticipated benefits of the Arrangement. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to differ materially from statements in this press release regarding our intentions including, without limitation, risks and uncertainties disclosed in the section entitled “Risk Factors” contained in our management information circular as well as in our Annual Report on Form 10-K for the year ended December 31, 2018. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors should not put undue reliance on forward-looking statements. Any forward looking statement made by the Company in the press release is based only on information currently available to us and speaks only as of the date on which it is made. The Company does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws.